SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07023507

SUPPL

April 30, 2007

Our contact
Marianne Bergström

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 09 2007
WASH, D.C.
185

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published April 10, 12, 20 and 27, 2007.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Published	Item	Document name	Required by
April 24, 2007	Press Release	Skanska starts three commercial projects in Poland and Czech Republic totaling about SEK 620 M	law and by the listing agreement with Stockholm Stock Exchange

dw 5/16

Press Release

April 24, 2007

Skanska starts three commercial projects in Poland and Czech Republic totaling about SEK 620 M

Skanska is starting three new commercial development projects in Central Europe.

In Warsaw, the second phase of Marynarska Point is being developed and built. The investment amounts to about SEK 300 M. The office building comprises approximately 14,000 square meters and is located in the expansive Mokotov business district.

Skanska has also started its first office project in Wroclaw. The first phase of the Grundwaldzki Center in central Wroclaw comprises about 11,000 square meters. Skanska's investment amounts to about SEK 200 M.

With a population of some 640,000, Wroclaw is Poland's fourth largest city. The city is a regional center for business, industry and higher education in southwest Poland.

At the same time, a 5,000-square-meter office project, Vysehrad Victoria, is being started in the Czech capital, Prague. Skanska's investment amounts to SEK 120 M.

Construction work has begun and the three projects are scheduled for completion in spring/summer 2008. Leasing activity has also been started.

"We note increased interest in our projects and demand is strong in these markets. Vacancies have been declining in the past quarters in Warsaw and Prague," says Lars Vardheim, President of Skanska Commercial Development Europe.

The newly started projects are all designed with a focus on energy efficient solutions to achieve environmental and costs advantages in the operation phase of the buildings.

Skanska already has two ongoing investment projects in Central Europe. The first phase of the Marynarska Point project is being constructed in Warsaw comprising about 13,000 square meters and will be completed during the first quarter of 2008.

In the Hungarian capital, Budapest, Nepliget Center, a 10,000-square-meter office center, is under way. It will be completed for occupancy during the first quarter of 2008.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99
Mats Johansson, Managing Director, Skanska Property Poland, tel +48 502 737 240.
Rikard Henriksson, Managing Director, Skanska Property Czech Republic, tel +420 224 50 61 11

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

END